EXHIBIT 21.1

Exhibit 21.1

Subsidiaries

Subsidiary	Jurisdiction of Incorporation

Aceras BioMedical LLC	Delaware

Iroquois Capital RR LLC	Delaware

Miller Mathis & Co., LLC	Delaware

Rodman & Renshaw, LLC	Delaware

Rodman Principal Investments, LLC	Delaware